Exhibit (a)(11)


        Harnischfeger Industries, Inc.

                                                        NEWS RELEASE


        For further information on this release, call

        CONTACT:        Francis M. Corby, Jr.
                        Executive Vice President
                        Finance and Administration
                        414-486-6518

                        James C. Benjamin
                        V.P. and Controller
                        414-486-6870

                        David A. Brukardt
                        Dir., Corp. Communication
                        414-486-6474



               HARNISCHFEGER REVIEWS GIDDINGS & LEWIS 14D-9 FILING

        MILWAUKEE -- May 9, 1997 -- Harnischfeger Industries, Inc. (NYSE: HPH) today issued the following comments on the Schedule 14D-9 filed by Giddings & Lewis, Inc. (Nasdaq: GIDL) with the Securities and Exchange Commission late yesterday. The 14D-9 filing was made in response to Harnischfeger's $19 per share offer to acquire all the outstanding common shares of G&L.

                Jeffery T. Grade, chairman and chief executive officer of Harnischfeger, said, "The actions of the G&L board Thursday further confirmed the decision to take our offer directly to G&L shareholders and to seek the removal of the G&L board. The only significant obstacles to our offer are the defensive roadblocks maintained by the G&L board. We remain confident that G&L shareholders recognize the attractiveness of Harnischfeger's offer and support our efforts."

                Harnischfeger noted that G&L says it has held discussions with and is providing information to other unnamed "interested" parties. Grade said, "Harnischfeger has demonstrated its interest by making a bona fide, fully financed, all-cash offer to buy G&L at a substantial premium. As the only party willing to make any bona fide offer -- indeed, as the only party willing to state its interest in G&L publicly -- we believe the G&L board has a fiduciary obligation to provide Harnischfeger with the same information that is being supplied to other parties."





                Harnischfeger noted that it would be interested in such information and will evaluate any that it receives. In this regard, Harnischfeger is prepared to enter promptly into a standard confidentiality agreement containing no provisions restricting its ability to make offers to or otherwise communicate with G&L or its shareholders.

                Grade said, "G&L's references to 'preliminary discussions' with unnamed parties about their 'potential' interest in a 'possible' transaction are merely excuses for further delay. This harms G&L's shareholders by denying them the certainty of the immediate premium value that Harnischfeger is in a position to deliver now. A lengthy process, including providing information to parties who, unlike Harnischfeger, may be potential competitors of G&L, could be harmful to G&L."

                In addition, Harnischfeger noted that the only other actions taken by the G&L board were to further enrich G&L's senior executives at a substantial cost to G&L and its shareholders. G&L also has incurred substantial fees and expenses in connection with the process it has undertaken. Further, it has delayed by an additional eight days the record date for determining G&L shareholders entitled to demand a special meeting to, among other things, remove G&L's current board of directors and replace them with nominees of Harnischfeger.

                G&L announced that it had fixed May 16, 1997 as the record date for determining G&L shareholders entitled to demand that a special meeting be called. Promptly following that record date, Harnischfeger expects to solicit demands to call such a meeting.

                Harnischfeger has filed preliminary solicitation and proxy materials with the Securities and Exchange Commission in connection with its proposed solicitation of demands and in connection with the proposals it intends to bring before the G&L shareholders at the special meeting.

                                       ###

                Harnischfeger Industries, Inc. is a global holding company with business segments involved in the manufacture and distribution of equipment for underground mining (Joy Mining Machinery), surface mining (P&H Mining Equipment), pulp and papermaking (Beloit Corporation), and material handling (P&H Material Handling).